UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER 000-27321
                                                    CUSIP NUMBER: 92835R  10  8

(Check One):

[X] Form 10-KSB            [   ] Form 20-F                    [   ] Form 11-K
[ ] Form 10-Q              [   ] Form N-SAR

For Period Ended: December 31, 2003

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:   Vista Exploration Corporation

Former Name if Applicable: Bail Corporation

Address of Principal Executive Office (Street and Number):

         11011 King Street
         Suite 260
         Overland Park, KS 66210

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As a result of the acquisition of ICOP Digital on January 13, 2004, as reported on Form 8-K, the preparation of the Registrant's Form 10-KSB has taken more time than originally expected.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             Charles A. Ross, Sr.
             (913) 338-5550

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Vista Exploration Corporation
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2003           By:  /s/ Charles A. Ross, Sr.
                                    --------------------------------------------
                                Name:   Charles A. Ross, Sr.
                                Title:  Chief Executive Officer

                             Part IV(3) Explanation.

     During the year ended December 31, 2003, the Company essentially completed the research and development of its first product line, the ICOP Model 20/20. While the Company had no revenues from operations in either period ended December 31, 2002 or 2003, loss from operations are expected to increase from $536,000 for the period ended December 31, 2002 to $4,338,000 for the year ended December 31, 2003. The basic and diluted loss per share increased from ($0.07) to ($0.032) during the period ended December 31, 2002 and year ended December 31, 2003, while the basic and diluted weighted average number of common shares outstanding increased from 7,341,944 to 13,435,832 shares in the respective periods ended December 31, 2002 and the year ended December 31, 2003.